UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MediaAlpha, Inc.
(Name of Subject Company)

MediaAlpha, Inc.
(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
58450V104
(CUSIP Number of Class of Securities)
Jeffrey B. Coyne, Esq.
MediaAlpha, Inc.
700 South Flower Street, Suite 640
Los Angeles, California 90017
(213) 316-6256
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Michael E. Flynn
James J. Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, CA 92612
(949) 451-3800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.
Name and Address
The name of the subject company is MediaAlpha, Inc., a Delaware corporation (the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 700 South Flower Street, Suite 640, Los Angeles, California 90017. The telephone number of the Company’s principal executive office is (213) 316-6256.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s Class A common stock, par value $0.01 per share (each such share, a “Class A Share” and, collectively, the “Class A Shares”). As of May 31, 2023, there were 45,840,803 Class A Shares issued and outstanding.
Item 2. Identity and Background of Filing Person.
Name and Address
The Company is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information — Name and Address” above.
Tender Offer
This Schedule 14D-9 relates to the tender offer (the “Offer”) by White Mountains Insurance Group, Ltd., an exempted company organized and existing under the laws of Bermuda (“White Mountains”), and WM Hinson (Bermuda) Ltd., an exempted company organized and existing under the laws of Bermuda and wholly-owned subsidiary of White Mountains (“WMH” and, together with White Mountains, the “Purchasers” and each, a “Purchaser”), to purchase up to an aggregate of 5,000,000 of the issued and outstanding Class A Shares owned by stockholders of the Company (each a “Stockholder” and, collectively, the “Stockholders”) at an offer price of $10.00 per Class A Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is more fully described in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), that was initially filed by the Purchasers with the Securities and Exchange Commission (the “SEC”) on May 26, 2023.
The Purchasers commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on May 26, 2023. Subject to the terms and conditions of the Offer to Purchase and Letter of Transmittal, the Offer is initially scheduled to expire at 12:00 midnight, New York City Time, on June 26, 2023 (one minute following 11:59 p.m., New York City Time, on June 26, 2023) (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Offer to Purchase, the “Offer Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 6 — “Conditions of the Offer” in the Offer to Purchase) and provided that the Offer has not been terminated, the Purchasers will accept for payment and promptly pay for all Class A Shares validly tendered prior to the Offer Expiration Time and not properly withdrawn.
The consummation of the Offer is not conditioned on the receipt of financing. However, the Offer is conditioned upon there being validly tendered and not withdrawn in accordance with the terms of the Offer, 2,500,000 Class A Shares, or approximately 5.5%, of the issued and outstanding Class A Shares (collectively, the “Minimum Tender Condition”).
As set forth in the Offer to Purchase, the Purchasers are not offering, as part of the Offer, to purchase any of the Company’s Class B common stock, par value $0.01 per share (each such share, a “Class B Share” and, collectively, the “Class B Shares” and, together with the Class A Shares, the “Shares”), and tenders of Class B Shares will not be accepted by the Purchasers. Holders of Class B Shares may exchange their Class B Shares in accordance with the Exchange Agreement (as defined below) to receive Class A Shares (as more fully described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Material Agreements with Purchasers and Certain Persons — Exchange Agreement”) and tender such Class A Shares in the Offer. As of May 31, 2023, there were 18,135,493 Class B Shares issued and outstanding.
The foregoing summary of the Offer is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal.
Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
As set forth in the Schedule TO, the principal executive office of the Purchasers is located at 23 South Main Street, Suite 3B, Hanover, New Hampshire 03755. The telephone number of the Purchasers is (603) 640-2200.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at https://www.sec.gov, or on the investors section of the Company’s website at https://investors.mediaalpha.com/.
As described in “Item 8. Additional Information — Disclaimer,” the Schedule TO and all disclosures and exhibits therein were prepared by the Purchasers and we expressly disclaim any liability with respect to any of the disclosures set forth in their filings.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of the Company on Schedule 14A filed with the SEC on April 5, 2023 (the “Proxy Statement”), and filed as Exhibit (e)(1) to this Schedule 14D-9, which is incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between the Company or its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Purchasers or their respective executive officers, directors or affiliates, on the other hand.
The Company board of directors (the “Board”) was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Board’s Position.”
Interests of Certain Persons
Certain members of Company management and the Board may be deemed to have certain interests in the Offer that are different from or in addition to the interests of the Stockholders generally. The Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Stockholders generally, among other matters, in determining the Board’s position on the Offer.
Mr. Christopher Delehanty, Head of Corporate Development of White Mountains Capital, a wholly-owned subsidiary of White Mountains, has served as a member of the Board since July 2020, and prior to the Company’s initial public offering (“IPO”) in October 2020, served as a director of the Company’s wholly-owned, indirect subsidiary QL Holdings LLC, a Delaware limited liability company (“QLH”). White Mountains has owned a stake in QLH since 2014 and is a stockholder of the Company. Mr. Delehanty was re-elected to the Board in 2021 for a three-year term.
Mr. Jennifer Moyer, Chief Administrative Officer of White Mountains, has served as a member of the Board since the completion of the Company’s IPO. Ms. Moyer was re-elected to the Board in 2022 for a three-year term.
Mr. Steven Yi, a member of the board of directors of White Mountains, has served as the Chief Executive Officer (“CEO”) of the Company (including its predecessor) since June 2011 and has served as a member of the Board since 2020. Mr. Yi was elected to the board of directors of White Mountains on May 25, 2023. As a non-

employee director of White Mountains, Mr. Yi will receive an annual cash retainer of $135,000 and an annual equity retainer of 180 common shares of White Mountains. The Compensation Committee of the Board has approved compensation arrangements for Mr. Yi for 2023 of a base salary of $550,000, a target bonus of $550,000, in the form of 37,350 performance-based RSUs, and an equity award of 373,250 time-based RSUs (approximate value $5,500,000). As disclosed in the Proxy Statement, Mr. Yi has received compensation for such roles over the past two years. As CEO of the Company, Mr. Yi manages the business of the Company, including operations and strategic plans, subject to oversight by the Board. As part of this role, during the past two years, Mr. Yi may have engaged in discussions with other members of Company management, the Board, other Stockholders and other interested parties that relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Company. Mr. Yi is a party to the Tax Receivables Agreement, Registration Rights Agreement, Exchange Agreement and Stockholders Agreement (each as defined below).
Mr. Delehanty, Ms. Moyer and Mr. Yi abstained from deliberations and voting on the Board’s recommendation to Stockholders due to their relationship with the Purchasers.
Certain Additional Agreements
The information contained in the Proxy Statement filed with the SEC on April 5, 2023 regarding agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and Purchasers or its executive officers, directors or affiliates, on the other hand, is incorporated herein by reference.
The Proxy Statement was previously delivered to the Stockholders and is available at the Internet website maintained by the SEC at www.sec.gov and at the Company’s corporate website at https://investors.mediaalpha.com/ free of charge. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Schedule 14D-9 or any of the Company’s filings with the SEC.
Material Agreements with Purchasers and Certain Persons
Tax Receivables Agreement
The Company operates its business through QLH (together with its subsidiaries) and serves as QLH’s sole managing member through its wholly-owned, direct subsidiary Guilford Holdings, Inc., a Delaware corporation (“Intermediate Holdco”). In connection with its IPO, the Company entered into a tax receivables agreement (the “Tax Receivables Agreement”) with White Mountains Investments (Luxembourg) S.à r.l, a subsidiary of White Mountains (together with any of its permitted affiliate transferees, “White Mountains Investments”), and certain other investors related to the tax basis step-up of the assets of QLH and certain net operating losses of Intermediate Holdco. Among other things, the Tax Receivables Agreement requires the Company to pay White Mountains Investments 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that it realizes (or is deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to the Company’s IPO and the deduction of any imputed interest attributable to the Company’s payment obligations under the Tax Receivables Agreement. The Company currently estimates that the amount of any such net operating losses is immaterial. Payments under the Tax Receivables Agreement are not conditioned on White Mountains Investments’ continued ownership of any of the Company’s equity. In the past two years, the Company has not made any payments to White Mountains Investments through the Tax Receivables Agreement. The Tax Receivables Agreement is attached hereto as Exhibit (e)(2) and incorporated herein by reference to this Item 3.
Exchange Agreement
QLH has two classes of outstanding equity: (i) Class A-1 units, which may only be issued to Intermediate Holdco as sole managing member and (ii) Class B-1 units, the holders of which include, among others, Insignia QL Holdings, LLC and Insignia A QL Holdings, LLC (together with any of their permitted affiliate transferees, “Insignia”), and Steven Yi, Eugene Nonko (the Company’s Chief Technology Officer) and Ambrose Wang, together with any of their respective holding vehicles (including OBF Investments, LLC (“OBF”), O.N.E. Holdings LLC and Wang Family Investments LLC) and permitted affiliate transferees (collectively, the “Founders”). In connection with its IPO, the Company entered into an exchange agreement (the “Exchange Agreement”) with Insignia, the Founders and other holders of Class B-1 units of QLH. Pursuant to and subject to the terms of the Exchange Agreement and the fourth amended and restated limited liability company agreement of QLH, such holders of Class B-1 units, from time to time, may exchange one Class B-1 unit, together with a Class B Share, for one Class A Share (or, at the Company’s election, cash of an equivalent value). The Exchange Agreement is attached hereto as Exhibit (e)(3) and incorporated herein by reference to this Item 3.
Registration Rights Agreement
In connection with its IPO, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of its pre-IPO existing investors, including White Mountains Investments, with respect to their Class A Shares. Subject to certain conditions and limitations, the Registration Rights Agreement requires the Company to provide White Mountains Investments and such other investors with certain rights, including demand registration rights, shelf registration rights and piggyback registration rights. The Registration Rights Agreement will not apply to any Class A Shares acquired pursuant to the Offer. The Registration Rights Agreement is attached hereto as Exhibit (e)(4) and incorporated herein by reference to this Item 3.
Stockholders Agreement
In connection with its IPO, the Company entered into a stockholders agreement (the “Stockholders Agreement”) with White Mountains Investments, the Founders and Insignia (collectively, the “Stockholders Agreement Parties”). The Stockholders Agreement contains provisions related to the composition of the Board, the committees of the Board and the Company’s corporate governance.
Under the Stockholders Agreement, the Stockholders Agreement Parties have agreed to vote for each other’s Board nominees and are collectively entitled to nominate a majority of the members of the Board. Specifically, for so long as each of White Mountains Investments, the Founders (referred to collectively in this paragraph as a single Stockholder) or Insignia beneficially owns at least 12.5% of the Company’s issued and outstanding Shares (including both the Class A Shares and the Class B Shares) as of the closing of the Company’s IPO, such Stockholder will be entitled to nominate two directors to serve on the Board. When such Stockholder beneficially owns less than 12.5% but at least 5% of the Company’s issued and outstanding Shares as of the closing of the Company’s IPO, such Stockholder will be entitled to nominate one director. Pursuant to the foregoing provisions, White Mountains Investments has designated Christopher Delehanty and Jennifer Moyer, the Founders have designated Steven Yi and Eugene Nonko, and Insignia has designated Anthony Broglio and David Lowe.
As of March 24, 2023 (as disclosed in the Proxy Statement), Mr. Yi beneficially owned approximately 2% of the outstanding Shares, OBF beneficially owned approximately 6% of the outstanding Shares, Mr. Nonko beneficially owned approximately 7% of the outstanding Shares, Mr. Wang beneficially owned approximately 3% of the outstanding Shares and Insignia beneficially owned approximately 14% of the outstanding Shares. Accordingly, inclusive of the approximately 27% of outstanding Shares beneficially owned by White Mountains, a total of approximately 60% of the outstanding Shares of the Company are subject to the foregoing agreements of the Stockholders Agreement Parties.
Under the Stockholders Agreement and subject to the Company’s amended and restated certificate of incorporation, amended and restated bylaws, and applicable law, for so long as White Mountains Investments and the other Stockholders Agreement Parties collectively own at least a majority of the issued and outstanding Shares, neither the Company nor any of its subsidiaries may take any of the following actions without the written consent of the holders of at least a majority of the issued and outstanding Shares beneficially owned by the Stockholders Agreement Parties (such majority, a “Principal Stockholder Majority”): (i) change in control transactions; (ii) acquiring or disposing of assets or entering into joint ventures with a value in excess of $20 million; (iii) incurring indebtedness in an aggregate principal amount in excess of $20 million; (iv) authorizing or issuing equity securities of the Company or its subsidiaries other than pursuant to any approved equity incentive plans or arrangements or pursuant to the Exchange Agreement; (v) initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Company or any of the Company’s significant subsidiaries; (vi) making any material change in the nature of the business conducted by the Company or its subsidiaries; (vii) terminating the employment of the Company’s CEO or hiring a new CEO (subject to certain exceptions); (viii) engaging in certain transactions with affiliates (provided that the consent of the interested Stockholder would not be required); (ix) increasing or decreasing the size of the Board; (x) authorizing Intermediate Holdco, as the sole managing member of QLH, to approve or take certain actions; and (xi) electing to deliver cash consideration in connection with an exchange under the Exchange Agreement (provided that the consent of the interested Stockholder would not be required) (such actions described in the foregoing clauses (i) through (xi), collectively, the “Actions Requiring Principal Stockholder Approval”). As more fully described in Section 10 — “Certain Information Concerning Us” in the Offer to Purchase, if the Purchasers purchase more than approximately 3,750,000 Class A Shares pursuant to the Offer and transfer such Class A Shares to White Mountains Investments or any of its subsidiaries, White Mountains Investments would then beneficially own Shares representing a Principal Stockholder Majority and its written consent will be required for the Company to take any of the foregoing Actions Requiring Principal Stockholder Approval.
The Stockholders Agreement provides that White Mountains Investments, the other Stockholders Agreement Parties and their respective affiliates will not have any duty to: (i) refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as the Company, including those business activities or lines of business deemed to be competing with the Company; (ii) refrain from doing business with any of the Company’s clients, customers, or vendors; or (iii) communicate or offer to the Company a potential business opportunity which may be a corporate opportunity to the Company.
The Stockholders Agreement is attached hereto as Exhibit (e)(5) and incorporated herein by reference to this Item 3.
Consideration for the Class A Shares
If the Company’s executive officers and directors who own Class A Shares tender their Class A Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other Stockholders of the Company.
To the Company’s knowledge after reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Class A Shares that are held of record by or beneficially owned by such persons pursuant to the Offer.
Item 4. The Solicitation or Recommendation.
Solicitation Recommendation - No Opinion/Remaining Neutral Toward the Offer.
The Board, acting on behalf of the Company, expresses no opinion and remains neutral with respect to the Offer. The Board has not made a determination as to whether the Offer is fair to or in the best interests of the Stockholders and makes no recommendation as to whether Stockholders should accept the Offer and tender their Class A Shares (and, if so, how many Class A Shares to tender) or reject the Offer and not tender their Class A Shares.
Mr. Delehanty, Ms. Moyer, and Mr. Yi abstained from deliberations and voting on the Board’s recommendation to Stockholders due to their relationship with the Purchasers, as more fully described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons.”
The Board has determined that a Stockholder’s decision as to whether or not to tender its Class A Shares in the Offer and, if so, how many Class A Shares to tender, is a personal investment decision based upon such individual Stockholder’s particular circumstances. The Board has also considered that acceptance of the Offer would permit a Stockholder to realize a premium of 31.6%, based on the offer price of $10.00 per Class A Share and the closing price of $7.60 per Class A Share, as reported on the New York Stock Exchange (the “NYSE”) on May 25, 2023, the last full trading day before Purchasers announced their intent to commence the Offer, whereas a decision not to tender in the Offer would permit Stockholders who believe that the Company’s Class A Shares have a greater intrinsic value to realize greater long-term value of their Class A Shares, if their view of the greater intrinsic value of the Company’s Class A Shares is recognized in the trading market.

Accordingly, the Board urges each Stockholder to make its own decision as to whether to tender its Class A Shares in the Offer and, if so, how many Class A Shares to tender, based on all available information, including the Stockholder’s investment objectives, the recent market prices of the Class A Shares, the Stockholder’s own views as to the Company’s prospects and outlook, the factors considered by the Board (as described below) and any other factors that the Stockholder deems relevant to its investment decision. Each Stockholder should carefully read this Schedule 14D-9, the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer before making any decision regarding tendering its Class A Shares in the Offer. In addition, Stockholders should review the Company’s financial and other information filed by the Company with the SEC. The Board also urges each Stockholder to consult with its financial and tax advisors before making a decision as to whether to tender its Class A Shares, if any, in the Offer.
Reasons for the Board’s Position.

In evaluating the Offer and determining to express no opinion and remain neutral with respect to the Offer, the Board consulted with members of the Company’s senior management and legal counsel and considered a number of factors. The factors that the Board believed were in favor of expressing no opinion and remaining neutral with respect to the Offer included the following:
•Individual Investment Decision. The Board considered that each Stockholder can make an independent judgment as to whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer, based on all of the available information. Personal considerations that the Board believed could be relevant to each individual Stockholder’s decision include (but are not limited to) the following:
◦the Stockholder’s determination of the adequacy of the offer price in light of the recent market prices of the Class A Shares and the Stockholder’s own views as to the Company’s prospects and outlook;
◦the Stockholder’s investment objectives, including its investment size, time horizon and need for liquidity or diversification of its investment portfolio;
◦other investment opportunities, including other types of investments, available to the Stockholder; and
◦the tax consequences to the Stockholder of participating in the Offer (for which the Stockholder may wish to consult with competent tax advisors).
•No New Control Rights. The Board considered that the Company is already a “controlled company” under applicable NYSE rules and the Purchasers’ completion of the Offer would not by itself result in new control rights beyond those set forth in the Stockholders Agreement (for the Purchasers or the Stockholders Agreement Parties). The Board did note, however, that, depending on the number of Class A Shares ultimately purchased pursuant to the Offer, the Purchasers may increase their aggregate voting power as compared to the other stockholders that are a party to the Stockholders Agreement, and this could provide Purchasers (through White Mountains Investments) a Principal Stockholder Majority. The Board considered the fact that such Principal Stockholder Majority could potentially entitle the Purchasers and/or their permitted affiliate transferees to certain consent rights (i.e., veto rights) over certain actions by the Company or its subsidiaries (as more fully described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Material Agreements with Purchasers and Certain Persons — Stockholders Agreement”).
•Sophistication of Purchasers. The Board considered that Purchasers are highly sophisticated with deep knowledge about the Company and its industry.

•Ability to Change Position. The Board considered the fact that it can change its position and make a recommendation with respect to the Offer at a later time prior to the expiration of the Offer, if there is a material change of circumstances or additional material information comes to the attention of the Board. The Board also considered the fact that the Stockholders who tender their Class A Shares in the Offer would have withdrawal rights, as provided in the Offer to Purchase, and could withdraw any Class A Shares tendered in the Offer prior to the expiration of the Offer if they desire to do so, including based on any changes to the Board’s position with respect to the Offer.
•Not a Going Private Transaction. The Board considered that the Purchasers’ completion of the Offer is not likely to have the effect of a going private transaction (i.e., not likely to result in the application of Rule 13e-3 under the Exchange Act and the disclosure requirements thereunder). The Board noted that, based on the current number of record and beneficial holders of the Class A Shares, the Purchasers’ completion of the Offer is not likely to result in either the delisting of the Class A Shares from the NYSE or the Company’s eligibility to deregister its securities with the SEC.

As part of the Board’s consideration of its position with respect to the Offer, the Board also recognized that there were certain factors that were in favor of recommending that Stockholders accept the Offer and tender their Class A Shares in the Offer, as well as certain factors that were in favor of recommending that Stockholders reject the Offer and not tender their Class A Shares in the Offer.
The factors that the Board considered which were in favor of recommending that Stockholders accept the Offer and tender their Class A Shares in the Offer included the following:
•Offer Price Represents a Premium to Pre-Announcement Trading Price. The Board reviewed the historical market prices and trading information with respect to the Class A Shares, including the fact that the offer price represents a premium of approximately 31.6%, based on the offer price of $10.00 per Class A Share and the closing price of $7.60 per Class A Share, as reported on the NYSE on May 25, 2023, the last full trading day before Purchasers announced their intent to commence the Offer. Stockholders should review the information regarding the Class A Shares’ price performance set forth in the Offer to Purchase under Section 7 — “Price Range of Common Shares” and should also obtain current market quotations for the Class A Shares.
•Class A Shares Sold in the Offer Will Not be Subject to Operation Risks. The Board considered that the Offer provides for a cash purchase price to Stockholders who tender their Class A Shares in the Offer, thereby eliminating the risks and uncertainties associated with owning Class A Shares, including those related to the Company’s operations and performance, the industry in which the Company operates and the financial markets generally.
•Form of Consideration. The Offer is for a fixed price per share in cash, which the Board believes will provide price certainty and immediate liquidity for Stockholders who desire liquidity without the incurrence of any brokerage commissions.
•Reported Purpose of the Offer. The Purchasers state that they are making the Offer because they believe the Class A Shares represent an attractive investment and that they are not making the Offer for the purpose of acquiring or influencing control of the business of the Company.

The factors that the Board considered which were in favor of recommending that Stockholders reject the Offer and not tender their Class A Shares in the Offer included the following:
•Class A Shares Tendered in the Offer Will Not Benefit from any Future Increase in Value of the Company. The Board considered the fact that Stockholders whose Class A Shares are tendered and purchased in the

Offer will not be able to participate in any potential value creation of the Company that could be generated going forward. The Board also considered that such Stockholders will not be able to participate in any potential future strategic transactions involving the Company, such as a sale of the Company or a significant part of its assets or capital stock. The Board considered that although no such transaction is pending or contemplated at this time, the Board cannot predict if or when any such transaction may take place in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the Stockholders than the terms of the Offer.
•Liquidity and Trading Volume; Concentration of Ownership. The Board considered the fact that the effect of the Offer, if completed, will be to reduce the public float of the Company, which may result in reduced trading in the Class A Shares, fewer investors making a market in the Class A Shares and an adverse impact in the overall liquidity of the Class A Shares. The Board also considered the fact that the effect of the Offer, if completed, will be to increase the concentration of ownership of the Shares among a limited number of Stockholders, which may also result in fewer investors making a market in the Class A Shares. As more fully described in the Offer to Purchase:
◦approximately 56.5% of the outstanding Class A Shares were held by investors that were not affiliates of White Mountains or the Company based on the figures reported in the Proxy Statement, and the 5,000,000 Class A Shares that the Purchasers are offering to purchase in the Offer represent approximately 10.9% of the outstanding Class A Shares as of May 31, 2023; and
◦approximately 60% of the outstanding Shares were beneficially owned by the Stockholders Agreement Parties based on the figures reported in the Proxy Statement, and if the Purchasers purchase all 5,000,000 Class A Shares and transfer them to White Mountains Investments, this would increase the voting power of the Stockholders’ Agreement Parties to approximately 67% of the outstanding Shares as of May 31, 2023.
•Proration. The Board also considered that if the Offer is oversubscribed, Purchasers may not accept for purchase all of the Class A Shares tendered by Stockholders, in accordance with the proration mechanism set forth in the Offer to Purchase. As a result, a Stockholder may not be able to dispose of all of its Class A Shares in the Offer, even if it wishes to do so.
•Tax Treatment. The Board considered the fact that gains from the sale of Class A Shares to Purchasers in the Offer could be taxable for U.S. federal income tax purposes to certain Stockholders who tender their Class A Shares in the Offer. Stockholders should review the information set forth in the Offer to Purchase under Section 12 — “Certain U.S. Federal Income Tax Consequences.”
•Stockholders Agreement Consent Rights. As noted above, depending on the number of Class A Shares ultimately purchased pursuant to the Offer, Purchasers could attain (through White Mountains Investments) a Principal Stockholder Majority. The Board considered the fact that such Principal Stockholder Majority could potentially entitle the Purchasers and/or their permitted affiliate transferees to certain consent rights (i.e., veto rights) over certain actions by the Company or its subsidiaries (as more fully described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Material Agreements with Purchasers and Certain Persons — Stockholders Agreement”).

The Board determined that, in light of these factors, the Company should express no opinion and should remain neutral with respect to the Offer. The Board suggests that each Stockholder consider, among other things, the foregoing factors in deciding whether to tender its Class A Shares in the Offer while taking into account their own individual circumstances and investment priorities. In addition, Stockholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary in order to make an informed decision with respect to the Offer.
The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination to express no opinion and remain neutral with respect to the Offer. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.
Intent to Tender.

To the Company’s knowledge after reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Class A Shares that are held of record or beneficially owned by such persons pursuant to the Offer.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or agreed to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to Stockholders on its behalf concerning the Offer.
Item 6. Interest in Securities of the Subject Company.
During the past 60 days, the Company is not aware of any transactions with respect to the Class A Shares that have been effected by the Company, or to the Company’s knowledge, by any of its executive officers, directors, affiliates, or subsidiaries, except as described below:
1.    On May 19, 2023, Venmal (Raji) Arasu was granted restricted stock units (“RSUs”) representing a contingent right to receive 25,547 Class A Shares upon vesting. On the vesting date, the closing price per Class A Share was $6.67.
2.    On May 19, 2023, Lara Sweet was granted RSUs representing a contingent right to receive 25,547 Class A Shares upon vesting. On the vesting date, the closing price per Class A Share was $6.67.
3.    On May 19, 2023, Kathy Vrabeck was granted RSUs representing a contingent right to receive 25,547 Class A Shares upon vesting. On the vesting date, the closing price per Class A Share was $6.67.
4.    On May 15, 2023, Mr. Yi acquired 18,293 Class A Shares, which Class A Shares were issued upon the vesting of RSUs. On the vesting date, the closing price per Class A Share was $5.61.
5.    On May 15, 2023, Mr. Nonko acquired 18,293 Class A Shares, which Class A Shares were issued upon the vesting of RSUs. On the vesting date, the closing price per Class A Share was $5.61.
6.    On May 15, 2023, Jeffrey Coyne acquired a net amount of 11,331 Class A Shares, which Class A Shares were issued upon the vesting of RSUs after automatic withholding to cover required tax withholding. On the vesting date, the closing price per Class A Share was $5.61.
7.    On May 15, 2023, Patrick Thompson acquired a net amount of 21,574 Class A Shares, which Class A Shares were issued upon the vesting of RSUs after automatic withholding to cover required tax withholding. On the vesting date, the closing price per Class A Share was $5.61.
8.    On April 30, 2023, Mr. Yi acquired 153,146 Class A Shares, which Class A Shares were issued upon the vesting of RSUs. On the vesting date, the closing price per Class A Share was $7.40.
9.    On April 30, 2023, Mr. Nonko acquired 153,146 Class A Shares, which Class A Shares were issued upon the vesting of RSUs. On the vesting date, the closing price per Class A Share was $7.40.

10.    On April 30, 2023, Ms. Arasu acquired 1,316 Class A Shares, which Class A Shares were issued upon the vesting of RSUs. On the vesting date, the closing price per Class A Share was $7.40.
11.    On April 30, 2023, Ms. Sweet acquired 1,316 Class A Shares, which Class A Shares were issued upon the vesting of RSUs. On the vesting date, the closing price per Class A Share was $7.40.
12.    On April 30, 2023, Ms. Vrabeck acquired 1,316 Class A Shares, which Class A Shares were issued upon the vesting of RSUs. On the vesting date, the closing price per Class A Share was $7.40.
Item 7. Purposes of the Transaction and Plans or Proposals.
Subject Company Negotiations
Except as indicated in this Schedule 14D-9 (including the exhibits hereto), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
Transactions and Other Matters
Except as set forth in this Schedule 14D-9 (including the exhibits hereto), there is no transaction, resolution of the Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.
Item 8. Additional Information.
Conditions to the Offer
The Offer is subject to the Minimum Tender Condition. Please see the information set forth in Section 6 — “Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9, which is incorporated herein by reference.
Appraisal Rights
Stockholders do not have appraisal rights in connection with the Offer.
Regulatory Approvals
Other than the waiting period applicable to the purchase of Class A Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) having expired or been terminated, we are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by the Purchasers’ acquisition of Class A Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for Purchasers’ acquisition or ownership of Class A Shares as contemplated by the Offer.

Legal Proceedings
There are currently no legal proceedings arising out of or relating to the Offer, but legal proceedings arising out of or relating to the Offer may be filed in the future.
Disclaimer
The Schedule TO was prepared by the Purchasers with no involvement by the Board. We expressly disclaim any liability with respect to the Schedule TO and all disclosures and exhibits therein.

Cautionary Statement Regarding Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements, including without limitation statements regarding our Class A Shares and the interests of our controlling stockholders (White Mountains, Insignia and the Founders). These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “result,” “expect,” “continue,” “will,” “estimate,” “intend,” “plan,” “would,” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict.
Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially may include, but are not limited to: factors relating to the Offer, including actions taken by the Purchasers or the Stockholder Agreement Parties in connection with, or in respect of, the Offer; uncertainties as to the timing and completion of the Offer; uncertainties as to how many Stockholders will tender their Class A Shares in the Offer; fluctuations in the market price of the Class A Shares; the possibility that HSR clearance, the Minimum Tender Condition or other conditions to the Offer may not be satisfied or waived; the possibility that the Purchasers may change the terms of the Offer; transaction costs; the risk that the Offer will divert the attention of members of management from the Company’s ongoing business operations; and other factors set forth as risk factors in our filings with the SEC, including our Form 10-Q filed on May 5, 2023 and our Form 10-K filed on February 27, 2023. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine actual results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Where You Can Find More Information
The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings are also available at our website: https://investors.mediaalpha.com.
Certain Documents Incorporated by Reference
The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. Any statement contained in a document incorporated by reference into this Schedule 14D-9 shall be deemed to be modified or superseded for purposes of this Schedule 14D-9 to the extent that a statement contained in this Schedule 14D-9 modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Schedule 14D-9.

Item 9. Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 26, 2023 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchasers filed with the SEC on May 26, 2023)
(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO of Purchasers filed with the SEC on May 26, 2023)
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO of Purchasers filed with the SEC on May 26, 2023)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO of Purchasers filed with the SEC on May 26, 2023)
(e)(1)	Definitive Proxy Statement of the Company on Schedule 14A filed with the SEC on April 5, 2023
(e)(2)
Tax Receivables Agreement, dated October 27, 2020, by and among the Company, QLH and certain other parties thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2020)

(e)(3)
Exchange Agreement, dated October 27, 2020, by and among the Company, QLH, Intermediate Holdco and holders of Class B-1 units of QLH party thereto (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2020)

(e)(4)	Registration Rights Agreement, dated October 27, 2020, by and among the Company, White Mountains Investments, Insignia, the Founders and certain other parties thereto (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2020)
(e)(5)	Stockholders Agreement, dated October 27, 2020, by and among the Company, White Mountains Investments, Insignia and the Founders (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2020)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MediaAlpha, Inc.

Date: June 9, 2023	By:	/s/ Jeffrey B. Coyne
		Name:	Jeffrey B. Coyne
		Title:	General Counsel & Secretary